1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
May 23, 2023	www.integraresources.com

INTEGRA ANNOUNCES ADDITIONAL OXIDE DRILL RESULTS FROM STOCKPILE DRILLING PROGRAM AT
DELAMAR, INCLUDING 0.67 G/T AuEq OVER 81 M AND 0.58 G/T AuEq OVER 49 M

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce drill results from 21 additional drill holes, representing 860 meters ("m"), from the recently completed stockpile drilling program at the DeLamar Project ("DeLamar" or the "Project") located in southwestern Idaho. The Company is also pleased to provide an update on the previously announced share consolidation which, following the receipt of final regulatory approvals, is now expected to become effective on May 26, 2023.

The Stockpile drilling program at DeLamar was designed to test a large portion of the estimated 60 million tonnes ("Mt") of mineralized material that was stockpiled and/or used as backfill at the Project. The Company believes that additional oxide-and-mixed material from the stockpiles and backfill at DeLamar has the potential to significantly increase the heap leach mine life of the Project in future phases and further bolster the robust economics presented in the Company's 2022 Pre-feasibility Study.

Integra is currently focused on achieving several key milestones in 2023, including an updated mineral resource estimate and the submission of the Mine Plan of Operations at DeLamar, as well as an updated mineral resource estimate and Preliminary Economic Study at the Wildcat & Mountain View Projects, located in western Nevada.

Drilling Highlights

  The stockpile drilling program at DeLamar was completed in April 2023 and consisted of 321 holes, totalling 12,588 m.

  The latest drill results from DeLamar (North DeLamar, Sommercamp, Stockpile 1 and 2) include:

    NDM-23-118: 0.38 grams per tonne ("g/t") gold ("Au") and 22.52 g/t silver ("Ag") (0.67 g/t gold equivalent ("AuEq")) over 80.77 m
    WD1-23-299: 0.31 g/t Au and 20.63 g/t Ag (0.58 g/t AuEq) over 48.77 m
    NDM-23-199: 0.29 g/t Au and 14.34 g/t Ag (0.48 g/t AuEq) over 85.34 m
    NDM-23-021: 0.21 g/t Au and 22.61 g/t Ag (0.50 g/t AuEq) over 54.87 m
    NDM-23-053: 0.26 g/t Au and 20.91 g/t Ag (0.53 g/t AuEq) over 50.29 m

  The latest drill results from Florida Mountain (Jacobs Gulch and Tip Top) include:

    JG-23-027: 0.38 g/t Au and 11.85 g/t Ag (0.53 g/t AuEq) over 27.43 m
    JG-23-075: 0.34 g/t Au and 15.25 g/t Ag (0.54 g/t AuEq) over 21.34 m
    JG-23-100: 0.33 g/t Au and 6.04 g/t Ag (0.40 g/t AuEq) over 70.10 m

  Observations are consistent with previously reported results from the stockpile drilling program, with results demonstrating excellent gold equivalent grade and drill intercept widths with strong continuity throughout the material.

  Final drill samples have been shipped to the assay lab and estimation work has commenced for the updated mineral resource estimate at DeLamar, including results from the stockpile drilling program.

  Results from 8,229 m, representing 226 drill holes, have yet to be released. The Company will continue to release results as they are received from the lab.

Integra's President, CEO & Director, Jason Kosec commented: "the successful completion of the stockpile drilling program this winter required a monumental effort and we are extremely thankful for our industry leading team at site. Overall, the drill program was a resounding success with the results exceeding our original estimates and modeling in terms of grade and continuity. The updated resource estimate, including results from the stockpile drill program is expected to demonstrate the potential for the material to significantly increase the heap leach mine life in future phases as well as enhance the overall project economics at DeLamar."

Detailed Drill Results

The following table highlights selected intercepts from the DeLamar backfill and stockpile drill program announced today1,2,3,4:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq	AuCN Recovery (%)
NDM-23-021	1.52	56.39	54.87	0.21	22.61	0.50	73.72
NDM-23-053	0.00	50.29	50.29	0.26	20.91	0.53	71.13
NDM-23-118	0.00	80.77	80.77	0.38	22.52	0.67	58.22
NDM-23-199	0.00	85.34	85.34	0.29	14.34	0.48	71.60
SC-23-024	0.00	13.72	13.72	0.27	20.84	0.54	58.61
SC-23-032	1.52	28.96	27.44	0.25	18.05	0.48	67.68
SC-23-034	0.00	15.24	15.24	0.24	26.34	0.57	74.72
SC-23-119	1.52	9.14	7.62	0.30	39.79	0.81	84.07
WD1-23-066	0.00	41.15	41.15	0.13	21.32	0.40	46.77
WD1-23-220	0.00	50.29	50.29	0.18	13.18	0.35	74.39
WD1-23-229	0.00	48.77	48.77	0.31	20.63	0.58	72.47
WD1-23-247	0.00	16.76	16.76	0.21	34.98	0.66	89.30
WD2-23-107	0.00	21.34	21.34	0.39	14.60	0.58	80.51
WD2-23-133	0.00	44.20	44.20	0.17	14.36	0.35	75.83
WD2-23-208	1.52	41.15	39.63	0.26	9.76	0.39	70.13
WD2-23-226	1.52	30.48	28.96	0.18	18.27	0.41	78.05

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) AuEq = g/t Au + (g/t Ag ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

(4) Au recovery based on cyanide shakes ("AuCN") run on all intervals with Au assay values >0.1 g/t.

The following table highlights selected intercepts from the Florida Mountain stockpile and backfill drill program announced today1,2,3:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
JG-23-027	0.00	27.43	27.43	0.38	11.85	0.53
JG-23-075	0.00	21.34	21.34	0.34	15.25	0.54
JG-23-100	0.00	70.10	70.10	0.33	6.04	0.40
JG-23-106	0.00	48.77	48.77	0.33	6.38	0.41
TT-23-036	0.00	21.34	21.34	0.34	10.37	0.47

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) AuEq = g/t Au + (g/t Ag ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

Cyanide shake analysis is not performed on Florida Mountain samples as gold occurrences in Florida Mountain material can often be coarse in nature, making comparisons between cyanide shake analyses and fire assays unreliable. Once pulverized, as per any cyanide shake procedure, all Florida Mountain material show high recoveries by cyanidation, rendering cyanide shake analysis unreliable for differentiating between ores that can be heap leached and those requiring grinding to achieve high recoveries.

Follow the link below to view a drill collar location map for the DeLamar stockpile/backfill drill program:

https://integraresources.com/site/assets/files/2572/dc_location_bf_sp_1-2_-_2023-may_sm.pdf

https://integraresources.com/site/assets/files/2572/dc_location_bf_ndm_sc_-_2023-may_sm.pdf

Follow the link below to view a drill collar location map for Florida Mountain's Jacobs Gulch and Tip Top drill program:

https://integraresources.com/site/assets/files/2572/dc_location_bf_fm_-_2023-may_sm.pdf

Execution of Drill Program - Methodology

The stockpile drill program was executed at 60 m collar spacings with select 30 m infill test holes to further verify grade variability in future resource estimation and to provide additional metallurgical samples. All drilling was vertical through the entirety of the stockpiles and backfill material. The drilling was conducted by a combination of Sonic and traditional reverse circulation ("RC") with casing advance drilling methods. Both these drilling methods maintain high sample quality and integrity throughout the drilling process. Additionally, the two drilling methods provided a basis for continuity comparison. Sampling was conducted at 1.5 m intervals for the whole of the drilling program with all samples sent to a third-party lab for analysis. The Sonic Drilling provided material suitable for ongoing comprehensive metallurgical test work.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Share Consolidation Update

In connection with the previously announced at-market merger of Integra and Millennial Precious Metals Corp. ("Millennial") by way of a court-approved plan of arrangement (the "Arrangement") that was completed on May 4, 2023, the Company will consolidate all of its Common Shares on the basis of one (1) new post-consolidation Common Share for every two and a half (2.5) existing pre-consolidation Common Shares (the "Consolidation").

The Board of Directors of the Company have approved the Consolidation, which will be effective as of May 26, 2023. The Consolidation reduces the number of outstanding Common Shares from 171,943,828 to approximately 68,777,531. Proportionate adjustments will be made to the Company's outstanding stock options, restricted share units and deferred share units. No fractional Common Shares will be issued pursuant to the Consolidation and any fractional Common Shares that would have otherwise been issued will be rounded to the nearest whole Common Share.

A letter of transmittal with respect to the Consolidation will be mailed to the Company's registered shareholders. All registered shareholders will be required to send their certificate(s) or direct registration system advices ("DRS Advices") representing pre-Consolidation Common Shares, along with a properly executed letter of transmittal, to the Company's registrar and transfer agent, TSX Trust Company, in accordance with the instructions provided in the letter of transmittal. Shareholders who hold their Common Shares through a broker, investment dealer, bank or trust company should contact that nominee or intermediary for their post-Consolidation positions. A copy of the letter of transmittal is posted on the Company's issuer profile on SEDAR at www.sedar.com. It is anticipated that the post-Consolidation Common Shares will commence trading on the TSX Venture Exchange (the "TSXV") and the NYSE American under its new CUSIP number 45826T509 (ISIN CA45826T5098) on May 26, 2023. The Company's TSXV ticker symbol "ITR" and NYSE American ticker symbol "ITRG" will remain the same.

Millennial Warrants

Pursuant to the Arrangement, each Millennial warrant to purchase common shares (a "Millennial Warrant") will, upon the exercise of such rights, entitle the holder thereof to be issued and receive for the same aggregate consideration, upon such exercise, in lieu of the number of Millennial common shares (each, "Millennial Share") to which such holder was theretofore entitled upon exercise of such Millennial Warrants, the kind and aggregate number of Common Shares that such holder would have been entitled to be issued and receive if, immediately prior to the effective time of the Arrangement, such holder had been the registered holder of the number of Millennial Shares to which such holder was theretofore entitled upon exercise of such Millennial Warrants. All other terms governing the warrants, including, but not limited to, the expiry date, exercise price and the conditions to and the manner of exercise, will be the same as the terms that were in effect immediately prior to the effective time of the Arrangement, and shall be governed by the terms of the applicable warrant instruments. Pursuant to the Consolidation, proportionate adjustments will be made to the aggregate number of Common Shares that such holder is entitled to upon exercise of such Millennial Warrants and to the exercise price of the Millennial Warrants.

Prior to the completion of the Arrangement, Millennial had outstanding a class of Millennial Warrants listed on the TSXV under the trading symbol MPM.WT (the "Listed Millennial Warrants"). The Listed Millennial Warrants will continue trading on the TSXV as Millennial Warrants, under their existing trading symbol, and will remain listed on the TSXV until the earliest to occur of their exercise, expiry or delisting. Pursuant to the Consolidation, the exercise price of the Listed Millennial Warrants will be adjusted from CDN$0.55 to CDN$1.375 and every one (1) Listed Millennial Warrant will be exercisable to acquire 0.092 of a Common Share.

As required by the warrant indenture in respect of the Listed Millennial Warrants, Integra has entered into a supplemental warrant indenture in respect of such warrant indenture governing the Listed Millennial Warrants. A copy of the supplemental warrant indenture is available on Millennial's and Integra's respective SEDAR profiles at www.sedar.com.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President, Exploration and Tim Arnold (PE, SME), Integra's Chief Operating Officer. Both individuals are "Qualified Persons" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its three flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Wildcat and Mountain View Projects located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits to be derived from the recently completed merger with Millennial, including, but not limited to, the goals, synergies, strategies, opportunities, profile, mineral resources and potential production, project timelines, prospective shareholding, integration and comparables to other transactions; the Consolidation; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; Integra's intended use of the net proceeds from the sale of subscription receipts; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the integration of the Companies, and realization of benefits therefrom; the Companies' ability to complete its planned exploration programs; the Consolidation; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Companies' ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Company believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.